Filed pursuant to Rule 424(b)(3)

Registration No. 333-174996

March 26, 2012

Prospectus Supplement No. 6

Teletouch Communications, Inc.

20,499,001 shares

This prospectus amends the prospectus dated November 1, 2011 to allow sales, from time to time, of up to 20,499,001 shares of our common stock by the shareholders, or Selling Shareholders, named in the section of this prospectus titled “Selling Security Holders”. We do not know when or in what amounts selling shareholders may offer the shares for sale. We will not receive proceeds from the sale of our shares by selling shareholders. Our common stock is presently quoted for trading on the OTC Bulletin Board under the symbol “TLLE.OB” On March 23, 2012, the last sales price of the common stock, as reported on the OTC Bulletin Board was $0.57 per share.

This prospectus supplement is being filed to include the information set forth in the Current Report on Form 8-K filed on March 20, 2012, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated November 3, 2011, prospectus supplement no.1 dated November 23, 2011, prospectus supplement no. 2 dated November 30, 2011, prospectus supplement no. 3 dated December 8, 2011, prospectus supplement no. 4 dated January 23, 2012 and prospectus supplement no. 5 dated February 28, 2012 which are to be delivered with this prospectus supplement.

Investing in our common stock is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of the original prospectus, as subsequently amended and supplemented, before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 6 is March 26, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

March 14, 2012

Date of Report (date of Earliest Event Reported)

TELETOUCH COMMUNICATIONS, INC.

(Exact Name of Company as Specified in its Charter)

DELAWARE	001-13436	75-2556090
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

5718 Airport Freeway, Fort Worth, Texas 76117

(Address of principal executive offices and zip code)

(800) 232-3888

(Company’s telephone number, including area code)

Not applicable

(Former name or former address, if changed from last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01. Entry into a Material Definitive Agreement.

On March 14, 2012, Teletouch Communications, Inc. a Delaware corporation (the “Company”), Thermo Credit, LLC, a Colorado limited liability company (“Thermo”), Teletouch Licenses, Inc., a Delaware corporation (“TLI”), and Progressive Concepts, Inc., a Texas corporation (“PCI”) entered into that certain Waiver and Amendment No. 5 effective as of February 29, 2012 (“Amendment No. 5”) to the Loan and Security Agreement, as amended to date (the “Loan Agreement”). Under the terms of the Amendment No. 5, the Company made a payment on the outstanding balance of the loan in the amount of $2 million. In consideration for such payment, Thermo agreed, among other things, to (i) waive any and all Events of Default (as the term is defined under the Loan Agreement), and all financial covenants for the 3rd fiscal quarter ended February 29, 2012, (ii) waive any and all Financial Covenant Defaults (as defined under the Loan Agreement) for the 4th fiscal quarter ended May 31, 2012, and not to accelerate collection of the Note for any reason under the Loan Agreement through May 31, 2012, and (iii) not to take any action to exclude, reevaluate or make any redetermination of any property currently included in the Borrowing Base through at least May 31, 2012. In addition, Thermo agreed to grant a conditional future waiver of any and all Financial Covenant Defaults (as defined under the Loan Agreement) and not to accelerate the collection of the Note through August 31, 2012, provided that certain financial performance targets are met by the Company during its 4th fiscal quarter ending May 31, 2012, and that the Company, among other things, refinances certain of its existing loans encumbering the Eligible Real Estate (as defined under the Loan Agreement), thereby providing Thermo with additional proceeds of $1.4 million on or before July 15, 2012. Additional provisions of Amendment No. 5 include accelerating the Revolving Credit Maturity Date from January 31, 2013, to August 31, 2012, with the parties’ agreement that Thermo will have no further obligation to lend or advance any additional funds that may be or become available under the Loan Agreement, and, a modification of the commitment fee due under the Loan Agreement from the $90,000 earned commitment fee for the final twelve month term of the loan that was to end on January 31, 2013, to a monthly commitment fee of $7,500 (based on 0.0625% of the original $12 million loan commitment), earned by and payable to Thermo on the first day of each month beginning February 1, 2012, through the earlier of the month the loan is paid in full, or the August 31, 2012, maturity date, whichever is sooner.

As prior reported on the Company’s 8-K filed February 27, 2012, the Company received a Notice of Borrowing Base Redetermination (the “Notice”) from Thermo on February 21, 2012, whereby Thermo notified the Company of its intent to significantly modify, revalue, adjust and change the assets that comprised the Company’s Borrowing Base. Under the terms of the Loan Agreement, borrowings against the credit facility are comprised of specific advance rates against the individual and aggregate fair value of the Company’s assets, including, among others, real estate, equipment, infrastructure assets, inventory, accounts receivable, intangible assets and notes receivable, such assets collectively comprising the Borrowing Base. However, earlier this year, Thermo informed the Company that it was not in compliance with its own borrowing base and facility with its own lender, explaining its inability to advance any additional funds to the Company for some time. Thermo’s Notice stated that it planned to exclude certain classes of the Company’s assets in their entirety from the Borrowing Base, even though these assets had been previously accepted by Thermo, and have been included in the Borrowing Base for several years - in some instances, since the loan was originated. If such assets were ultimately excluded from the Borrowing Base, the Company would have been obligated to immediately reduce its borrowings by making a payment to Thermo of approximately $3.78 million (based on the reported Borrowing Base calculation as of January 31, 2012).

As reported, the Company expressed to Thermo that it disagreed with the proposed modifications to the Borrowing Base. Thermo’s intent to modify the Borrowing Base was contractually subject to good faith negotiations between the parties over the sixty days following the Company’s receipt of the Notice, i.e., regarding which items to exclude and/or reevaluate to include in the borrowing base, but given Thermo’s stated issues with its own lender, there could be no assurance that any such discussions would have been able to resolve the parties’ disagreements over which items to exclude or include in the revised Borrowing Base, or even if it were possible to agree on any such revisions, whether they would have been done so on terms favorable to the Company.

The Company also reported on February 27, 2012, that it had calculated an over-advance of approximately $1.38 million (based on the reported Borrowing Base calculation as of January 31, 2012), with a corollary obligation to pay Thermo $90,000 in remaining loan commitment fees. During the discussions that followed receipt of the Notice, Thermo further informed the Company that its own calculation of the over-advanced loan amount was over $2 million. The Company expressed to Thermo that it disagreed with such calculation. Regardless, as a result and prior to entering into Amendment No. 5, the Company may have been obligated to pay to Thermo a total of over $5.87 million, by no later than April 22, 2012.

On March 8, 2012, Thermo withdrew and rescinded the Notice in anticipation of the parties’ completing and entering into the above-referenced Amendment No. 5.

Since at least the beginning of this year, both together and separately, Thermo and Teletouch have been working to move part or all of the Company’s current loan facility to a new financial provider(s) and has been actively working with Thermo to re-finance with new lenders, all or part of its existing indebtedness to Thermo, as a result of the restrictions placed on Thermo by its own lender. As of the date hereof, TLL has not secured new financing to replace Thermo, but is in discussions with a number of potential lenders, and will publicly report any refinancing actions as they occur. There is no assurance given that such discussions will yield any results or that even if they do, they will be concluded on the terms favorable to the Company.

Following the $2 million payment made in conjunction with Amendment No. 5, and as of the date hereof, the Company has a total of approximately $8.4 million outstanding under the credit facility Agreement with Thermo.

The foregoing description of the Amendment No. 5 does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of such agreement, which contains additional terms customary to the agreements of this nature. A copy of the Amendment No. 5 is filed as an exhibit to this Current Report.

Section 9 – Financial Statements and Exhibits

Item 9.01.	Financial Statements and Exhibits

10.1	Waiver and Amendment No. 5 to Loan and Security Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 20, 2012	By: /s/	Douglas E. Sloan
Name: Douglas E. Sloan

EXHIBIT 10.1

WAIVER AND AMENDMENT NO. 5 TO LOAN AND SECURITY AGREEMENT

THIS WAIVER AND AMENDMENT NO. 5 TO LOAN AND SECURITY AGREEMENT (this “Amendment”) dated as of February 29, 2012 (the “Effective Date”), is by and among THERMO CREDIT, LLC, a Colorado limited liability company (together with its successors and assigns, “Lender”), and TELETOUCH COMMUNICATIONS, INC., a Delaware corporation (“TCI”), TELETOUCH LICENSES, INC., a Delaware corporation (“TLI”), and PROGRESSIVE CONCEPTS, INC., a Texas corporation (“PCI”, collectively with TCI, TLI, and any other Person identified or named from time to time as a “Debtor” under the Loan Documents, jointly and severally “Debtors”), with respect to the Loan and Security Agreement entered into as of April 30, 2008 by the Lender and the Debtors (as the same has been amended and/or supplemented from time to time), and as the same may be further amended, supplemented, restated, or otherwise modified from time to time (the “Agreement”). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement as amended hereby.

RECITALS

WHEREAS, Debtor and Lender entered into the Agreement; and

WHEREAS, in connection with the Agreement, Debtor executed and delivered to Lender that certain Promissory Note dated as of even date with the Agreement, in the original principal amount of Five Million and no/100 Dollars ($5,000,000.00) which was subsequently modified by (i) that certain Third Amendment to Loan and Security Agreement and Modification of Promissory Note dated effective as of December 31, 2010 among the Debtors and the Lender to increase the maximum principal amount to Eighteen Million and no/100 Dollars ($18,000,000.00), and (ii) that certain Waiver and Amendment No. 4 to Loan and Security Agreement and Modification of Promissory Note dated as of October 11, 2011 among the Debtors and the Lender to decrease the maximum principal amount to Twelve Million and no/100 Dollars ($12,000,000.00), as amended, modified, and/or restated from time to time, the “Note”; and

WHEREAS, Lender has made Loans to the Debtors pursuant to the terms of the Agreement in the aggregate principal amount of $10,391,153.25, as of the Effective Date; and

WHEREAS, Debtors have requested that Lender grant certain waivers under the Agreement, and Lender is willing to grant the waivers requested by Debtors on the terms and conditions hereinafter set forth; and

WHEREAS, the parties desire to amend the Agreement pursuant to the terms and conditions set forth herein;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.     Waivers. Upon the date that this Amendment shall have been executed by each of the parties hereto and all conditions set forth in Section 8 of this Amendment have been satisfied, Lender agrees to grant the following waivers under the Agreement:

(a)     Lender hereby waives any and all (i) Events of Default existing under the Agreement as of the Effective Date other than those arising under Section 9 of the Agreement; and (ii) Events of Default arising under Section 9 of the Agreement (a “Financial Covenant Default”), during period ending as of the Effective Date (collectively, the “Existing Defaults”);

(b)     Lender hereby prospectively waives any Financial Covenant Defaults that may arise during the period from the Effective Date through and including May 31, 2012, and will take no action to accelerate collection of the Note on account of a Financial Covenant Default prior to May 31, 2012; and

(c)     Lender will not take any action under Section 2(e) of the Agreement to exclude or reevaluate any Property included in the Borrowing Base or any other action related to the Borrowing Base that would result in the Indebtedness under the Agreement being accelerated (a “Borrowing Base Action”) prior to May 31, 2012.

Debtor acknowledges and agrees that the foregoing provisions of this Section 1 relate solely to Financial Covenant Defaults through May 31, 2012, and shall in no way be deemed or construed as a waiver by Lender of any other default or Event of Default occurring under this Amendment, the Agreement or any other Loan Document at any time after the Effective Date. Lender expressly reserves the full extent of its rights under this Amendment, the Agreement, the other Loan Documents, and applicable law, other than Borrowing Base Actions, in respect of (i) any default or Event of Default other than a Financial Covenant Default occurring after the Effective Date, and (ii) any default or Event of Default, including a Financial Covenant Default, occurring after May 31, 2012, absent the conditions in Section 2 below being satisfied.

Section 2.     Conditional Future Waiver. Lender will prospectively waive any Financial Covenant Default that may occur during the period from June 1, 2012 through August 31, 2012 and will take no action to accelerate collection of the Note on account of a Financial Covenant Default prior to August 31, 2012, and will take no Borrowing Base Action prior to August 31, 2012 if, and only if, the Debtors meet and satisfy in all respects the following conditions:

(a)     Debtors will achieve the financial performance during their fourth quarter, ended May 31, 2012, as set forth in the financial projections attached as Exhibit “A” to this Amendment. Debtors will provide Lender unaudited financial statements for the months ending March 31, 2012 and April 30, 2012 and the fiscal quarter ending May 31, 2012 by the 20th day of the month following the operating period to which they pertain. Debtors’ actual Adjusted EBITDA for the fiscal quarter ending May 31, 2012 shall be not less than 75% of the projected Adjusted EBITDA for that same period, as set forth in Exhibit A hereto (the “EBITDA Covenant”). Debtor shall provide Lender with draft, unaudited financial statements for the May 31, 2012 fiscal quarter no later than June 10, 2012, and Debtors’ compliance with the EBITDA Covenant shall be tested by reference to those draft financials. Debtors’ final unaudited financials for the fiscal quarter ending May 31, 2012 shall not differ in any material respect from the draft financials provided to Lender; and

(b)     Debtors will obtain two or more term sheets for refinancing the existing loans encumbering the Eligible Real Estate from unrelated third-party lenders on or before April 30, 2012; and

(c)     Debtors will obtain a commitment for refinancing the existing loans encumbering the Eligible Real Estate from an unrelated third-party lender on or before May 31, 2012, which commitment will provide that a closing of the refinancing will occur within 45 days; and

(d)     Debtors will close the refinancing of the existing loans encumbering the Eligible Real Estate on or before July 15, 2012 and Lender shall have received a principal payment of not less than $1.4 million at that closing.

Debtor acknowledges and agrees that the foregoing provisions of this Section 2 relate solely to the conditional future waiver of any Financial Covenant Default and any Borrowing Base Action as specified in Section 2 hereof and such waivers shall be granted and will remain in effect only if Sections 2 (a), (b), (c) and (d) hereof are satisfied, and shall in no way be deemed or construed as a waiver by Lender of any other default or Event of Default under the Agreement or any other Loan Document occurring subsequent to the Effective Date. Lender expressly reserves the full extent of its rights under this Amendment, the Agreement, the other Loan Documents, and applicable law, other than Borrowing Base Actions, in respect of (i) any default or Event of Default other than a Financial Covenant Default occurring after the Effective Date; and (ii) any Financial Covenant Default occurring after May 31, 2012, if the conditions in Section 2(a), (b), (c), or (d) hereof are not satisfied.

Section 3.     Maturity Date. Section 2(c) of the Agreement is hereby amended to provide that the Revolving Credit Maturity Date shall occur on August 31, 2012, whereupon all Indebtedness shall be due and payable in full.

Section 4. Commitment Fee. Section 2(h)(vi) of the Agreement is hereby amended and restated in its entirety as follows:

(vi)     A monthly commitment fee (“Commitment Fee C”) equal to .0625% of the amount set forth in clause (A) of the first sentence of Section 2(c). Commitment Fee C will be deemed earned and be due and payable to Lender monthly beginning February 1, 2012 and continuing on the first day of each month thereafter through the date that the outstanding Indebtedness is paid in full by Debtor.

Section 5.     Payment. As an express condition precedent to this Amendment becoming effective and enforceable against Lender, Debtor shall pay to Lender TWO MILLION AND NO/100 DOLLARS ($2,000,000.00) in immediately available funds (the “Payment”) upon execution of this Amendment, which payment shall be applied by Lender to the Indebtedness in the manner provided in the Agreement.

Section 6.     No Further Obligation to Lend. Debtors acknowledge and agree that in consideration of, among other things, the waivers and the conditional future waiver contained in this Amendment, Lender shall have no further obligation under Section 2(c) of the Agreement or otherwise to lend or advance any additional funds whatsoever to the Debtors.

Section 7.     Representations and Warranties. The Debtors, jointly and severally, hereby represent and warrant to the Lender that:

(a)     after waiver of the Existing Defaults, no default or Event of Default has occurred and is continuing on and as of the date hereof;

(b)     `the representations and warranties of each of the Debtors contained in the Agreement and the other Loan Documents are true and correct on and as of the date hereof as if made on and as of the date hereof, except to the extent that such representations and warranties expressly relate to a different date; and

(c)     the execution and delivery by the Debtors of this Amendment and the performance by the Debtors of all of their respective agreements and obligations under this Amendment and the Agreement as amended hereby, and the other Loan Documents, respectively, are within the power and authority of the Debtors and have been duly authorized by all necessary action on the part of the Debtors, and the execution and delivery by the Debtors of this Amendment, and the performance by them of the transactions contemplated hereby, do not and will not contravene any term or condition set forth in any agreement or instrument to which any Debtor is a party or by which any Debtor is bound.

Section 8.     Effectiveness and Conditions Precedent. This Amendment shall become effective upon the Lender’s receipt of (a) counterparts of this Amendment executed and delivered by the Debtors; (b) evidence in form and substance satisfactory to Lender that the officer(s) of each Debtor whose signature(s) appear below have the necessary authority to execute and deliver this Amendment on behalf of each Debtor; and (c) the Payment.

Section 9.     Status of Loan Documents; Additional Representations and Warranties.

(a)     This Amendment is limited solely for the purposes and to the extent expressly set forth herein, and the terms, provisions, and conditions of the Loan Documents, and the Liens granted under the Loan Documents, shall continue in full force and effect and are hereby ratified and confirmed in all respects. The Debtors and Lender expressly reaffirm all of the Loan Documents and the debts and other obligations thereunder, the Debtors and Lender agree that nothing contained herein shall operate to release any of the Debtors, the Lender, or any other Person from liability to keep and perform the provisions, conditions, obligations, and agreements contained in the Loan Documents, except as may be herein modified, and the Debtors and Lender hereby reaffirm that each and every provision, condition, obligation, and agreement in such documents shall continue in full force and effect, except as may be herein modified. The validity, priority, and perfection of all security interests and other liens granted or created by the Loan Documents are hereby acknowledged and confirmed by the Debtors, and the Debtors agree that such documents shall continue to secure the advances and the other Indebtedness, as the same may be amended by this Amendment, without any change, loss, or impairment of the priority of such security interests or other liens.

(b)     No waiver of any terms or provisions of the Agreement made hereunder shall relieve the Debtors or the Lender from complying with any other term or provision of the Agreement or any of the other Loan Documents.

(c)     No action taken by the Lender or the Debtors prior to, on, or after the date hereof shall constitute a waiver of or modification of any term or condition of any of the Loan Documents, except as specifically set forth herein, or prejudice any rights which the Lender or the Debtors may now have as of the date hereof or may have in the future under or in connection with the Loan Documents, including, without limitation, all rights and remedies in connection with defaults, Events of Default (other than the Existing Defaults and Financial Covenant Defaults to the extent waived in this Amendment), and failures of conditions precedent to the making of advances that have occurred and are continuing, all of which rights and remedies the Lender hereby expressly reserves.

(d)     The Debtors, jointly and severally, hereby represent and warrant to the Lender that except as heretofore disclosed in writing by the Debtors to the Lender or as disclosed by Debtor in any public filing with the Securities and Exchange Commission or in any press release made publicly available by Debtor, as of the date hereof there is no pending or, to the knowledge of any Debtor, threatened action, suit, proceeding, governmental investigation, or arbitration against or affecting any Debtor or any property of any Debtor.

Section 10.     Amendment Default.     Debtors acknowledge and agree that their failure to satisfy any one or more of the conditions set forth in Sections 2(a), (b), (c) or (d) above shall constitute an Event of Default entitling Lender to exercise all of its rights and remedies under the Agreement, the other Loan Documents and/or applicable law without prior or further notice to the Debtors.

Section 11.     Miscellaneous.

(a)     No Waiver, Cumulative Remedies. No failure or delay or course of dealing on the part of the Lender in exercising any right, power, or privilege hereunder shall operate as an express or implied waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege hereunder. The rights, powers, and remedies herein expressly provided are cumulative and not exclusive of any rights, powers, or remedies which the Lender would otherwise have. No notice to or demand on any Debtor in any case shall entitle any Debtor to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Lender to any other or further action in any circumstances without notice or demand.

(b)     Ratification, Etc. Except as expressly provided for herein, the Agreement, the Note, and all documents, instruments, and agreements related thereto, including, but not limited to, the other Loan Documents, are hereby ratified and confirmed in all respects and shall continue in full force and effect. The Agreement and this Amendment shall be read and construed as a single agreement. This Amendment shall constitute one of the Loan Documents. All references in the Agreement, the Note, the Loan Documents, or any related agreement or instrument to the Agreement shall hereafter refer to both the Agreement and the Note as amended hereby.

(c)     Expenses. The Debtors agree to pay and reimburse the Lender for costs and expenses (including costs and expenses of legal counsel) in connection with this Amendment not to exceed Ten-Thousand and no/100 dollars ($10,000.00), and such costs and expenses shall constitute Indebtedness for all purposes under the Loan Documents.

(d)     Bankruptcy; Insolvency. The Debtors hereby represent and warrant that, on and as of the date hereof: no proceeding has been filed or commenced by or against any Debtor for dissolution, termination, or liquidation; nor does there exist insolvency of any Debtor, nor does any Debtor fail to pay its debts as they become due in the ordinary course of business; nor has a creditor’s committee been appointed for the business of any Debtor; nor has any Debtor made an assignment for the benefit of creditors, or filed a petition in bankruptcy or for reorganization or to effect a plan of arrangement with creditors; nor has any Debtor applied for or permitted the appointment of a receiver or trustee for any or all of its property, assets, or rights; nor is any Debtor aware of any such receiver or trustee being appointed for any or all of its property, assets, or rights.

(e)     Headings Descriptive. The headings of the several Sections and subsections of this Amendment are inserted for convenience only and shall not in any way affect the meaning or construction of any provision.

(f)     Severability. In case any provision in or obligation under this Amendment shall be invalid, illegal, or unenforceable in any jurisdiction, the validity, legality, and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

(g)     Counterparts; Execution. This Amendment may be executed and delivered in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. The exchange of copies of this Amendment and of signature pages by facsimile or electronic mail transmission shall constitute effective execution and delivery of this Amendment as to the parties and may be used in lieu of the original Amendment for all purposes. Signatures of the parties transmitted by facsimile or electronic mail shall be deemed to be their original signatures for all purposes.

(h)     Modification. No amendment or waiver of any provision of this Amendment shall be effective unless the same shall be in writing and signed by the Lender and the Debtors, and then any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

Section 11.     Governing Law. THIS AMENDMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF LOUISIANA WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES THAT WOULD REQUIRE THE APPLICATION OF ANY OTHER LAW.

[Signatures on following page]

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the date first above written.

LENDER:		ADDRESS:
THERMO CREDIT, LLC		639 Loyola Avenue, Suite 2565

By:	/s/ Seth Block
Name:	Seth Block
Title:	Executive Vice President
DEBTOR:		ADDRESS
TELETOUCH COMMUNICATIONS, INC.		5718 Airport Freeway

By:	/s/ Thomas A. Hyde, Jr.
Name:	Thomas A. Hyde, Jr.
Title:	President and Chief Operating Officer
TELETOUCH LICENSES, INC.		5718 Airport Freeway
Ft. Worth, TX 76117
By:	/s/ Thomas A. Hyde, Jr.
Name:	Thomas A. Hyde, Jr.
Title:	President
PROGRESSIVE CONCEPTS, INC.		5718 Airport Freeway
Ft. Worth, TX 76117
By:	/s/ Thomas A. Hyde, Jr.
Name:	Thomas A. Hyde, Jr.
Title:	President and Chief Executive Officer